Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aurora Cannabis Inc.

We consent to the use of:

•our report dated June 14, 2023 on the consolidated financial statements of Aurora Cannabis Inc. (the “Entity”) which comprise the consolidated statements of financial position as of March 31, 2023 and June 30, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the nine months ended March 31, 2023 and year ended June 30, 2022, and the related notes (collectively the “consolidated financial statements”), and

•our report dated June 14, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of March 31, 2023,

each of which is included in the Annual Report on Form 40-F of the Entity for the nine months ended March 31, 2023.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-271479 on Form F-10 of the Entity.

/s/ KPMG LLP
Chartered Professional Accountants

June 14 2023
Vancouver, Canada